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                          United States
               Securities and Exchange Commission
                      Washington, DC. 20549

                          Schedule 13D
            Under the Securities Exchange Act of 1934
                      (Amendment No. 3)









                    Mark Controls Corporation
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           57038N-10-5
                         (CUSIP Number)

              Crane Co., 100 First Stamford Place,
                      Stamford, CT 06902,
       Attention:  Paul R. Hundt, Secretary (203 363-7220)
 (Name, Address and Telephone Number of Person Authorized to
              Receive Notices and Communications)

                        February 11, 1994
     (Date of Event which Requires Filing of this Statement)













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The Schedule 13D filed by Crane Co. on January 3, 1994 with respect to Mark Controls Corporation is hereby amended as follows:

Item 4.  Purpose of Transaction

On February 11, 1994, Crane Co. entered into a confidentiality agreement with the Issuer. Under the agreement, a copy of which is attached as an exhibit and to which the following description is subject, Crane may not (i) disclose confidential information which the Issuer may furnish in connection with Crane's evaluation of a possible transaction with the Issuer or (ii) commence any tender offer for the Common Stock of the Issuer earlier than 15 days after delivery of a signed copy of the agreement to the Issuer. The agreement does not obligate Crane to make any offer with respect to the Issuer, or either party to enter into any transaction with the other. The fact that Crane may receive confidential information concerning the Issuer should not be taken as an indication that Crane will increase the price of its proposal to acquire the Issuer.

Item 6.     Contracts, Arrangements, Understandings, or
            Relationships with Respect to Securities of the Issuer.

            See Item 4 above and Exhibit 3.

Item 7.     Material to be Filed as Exhibits.

            Exhibit 3 -
            Confidentiality Agreement dated
            February 10, 1994, executed by
            Crane Co. February 11, 1994.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 14, 1994

                             /s/ Paul R. Hundt
                             Vice President







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                    MARK CONTROLS CORPORATION
                      5215 Old Orchard Road
                        Skokie, IL 60077


                                   February 10, 1994

Crane Co.
100 First Stamford Place
4th Floor
Stamford, CT 06902

Attention:  Mr. Robert S. Evans

Gentlemen:

In connection with your consideration of a possible transaction with Mark Controls Corporation (the "Company"), you have indicated you may request information concerning the Company. You agree to treat any information concerning the Company (whether prepared by the Company, its advisors or otherwise) which is furnished to you by or on behalf of the Company (herein collectively referred to as the "Evaluation Material") in such connection in accordance with the provisions of this letter and to take or abstain from taking certain other actions herein set forth. The term "Evaluation Material" does not include information which (i) is already in your possession, provided that such information is not known by you to be subject to another confidentiality agreement with, or any obligation of secrecy to, the Company or another party, or (ii) becomes generally available to the public other than as a result of a disclosure by you or your directors, officers, employees, agents or advisors or (iii) becomes available to you on a non-confidential basis from a source other than the Company or its advisors, provided that such source to your best knowledge is not bound by a confidentiality agreement with, or any other obligation of secrecy to, the Company or another party.

You hereby agree that the Evaluation Material will be used solely for the purposes of evaluating a possible transaction between the Company and you, and that such information will be kept confidential by you and your advisors; provided, however, that any disclosure of such information may be made (i) to your directors, officers, employees and representatives of your advisors and financing sources who need to know such information for the purpose of evaluating any such possible transaction between the Company and you (it being understood that such directors, officers, employees and representatives shall be informed by you of the confidential nature of such information

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and shall be directed by you to treat such information
confidentially), (ii) to which the Company consents in writing,
(iii) in connection with an all-cash tender officer in accordance with Regulation 14D of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules promulgated thereunder, for all the outstanding shares of the Common Stock of the Company at a price of not less than $13.00 per share which you commence any time after 15 days from the date hereof or in connection with any solicitation of proxies or consents with respect to the Company's securities made by you or in which you participate, (iv) in connection with the negotiated private sale of Common Stock of the Company by you to a third party, who prior to any such disclosure, enters into a written agreement with the Company to be bound by the terms hereof, and (v) in connection with the consummation of a tender offer for the Common Stock of the Company or other change of control transaction by an unaffiliated third party, the sale of Common Stock of the Company by you to such party. You agree not to commence any tender offer for the Company's common stock earlier than 15 days after your delivery of a signed copy of this letter to the Company. You agree that in connection with any purchase or sale of the Company's securities in connection with which you are permitted to disclose Evaluation material, you will make such disclosures as shall be required by applicable law and that you will not engage in any transaction for which disclosure of the Evaluation Material is not permitted by this letter if doing so in the absence of such disclosure would violate applicable law.

You acknowledge that neither the Company nor any of its representatives or advisors shall be deemed to have made any representation or warranty as to the accuracy of completeness of any Evaluation Material which may be supplied to you. You agree that neither the Company nor its representatives or advisors shall have any liability to you or any of your representatives or advisors shall have any liability to you or any of your representatives or advisors resulting from the use of the Evaluation Material. The execution by the Company of this Agreement does not constitute an acknowledgment by the Company that $13 per share would be an adequate price for the acquisition of its common stock.

In the event that you do not proceed with the transaction which is the subject of this Agreement within six months from the date hereof, you shall promptly redeliver to the Company all Evaluation Material and will not retain any copies, extracts or other reproductions in whole or in part of the Evaluation Material including but not limited to any Evaluation Material stored on any electronic or other media. All documents, memoranda, notes and other writings whatsoever including but not limited to any of the foregoing stored on any electronic or
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other media, prepared by you or your advisors containing
information in the Evaluation Material shall be destroyed and such destruction shall be certified in writing to the Company by an authorized officer supervising such destruction.

You and the Company agree that unless and until a definitive agreement between the Company and you with respect to any transaction referred to in the first paragraph of this letter has been executed and delivered, neither the Company nor you will be under any legal obligation of any kind whatsoever with respect to such transaction by virtue of this or any written or oral expression with respect to such a transaction by any of its directors, officers, employees, agents or any other representatives or its advisors or representatives thereof, except, in the case of this Agreement, for the matters specifically agreed to herein. The agreement set forth in this paragraph may be modified or waived only by a separate writing by the Company and you expressly so modifying or waiving such Agreement.

You and the Company agree that money damages would not be a sufficient remedy for any breach of this Agreement by either party or either party's directors, officers, employees, agents or representatives (including attorneys, accountants and financial advisors) and that in addition to all other remedies the non-breaching party shall be entitled to specific performance and injunctive or other equitable relief as a remedy for any such breach.

You and the Company agree that any legal proceeding arising out of or relating to this Agreement, any transaction contemplated hereby, the Company's response thereto or any related matter (including without limitation any tender offer or claim under Section 13 of the Exchange Act) shall be prosecuted in, and each party hereby submits to the jurisdiction of, Delaware Chancery Court (unless such proceeding involves any federal claims (including without limitation any claims related to any tender offer or Section 13 of the Exchange Act), in which case, at the option of either party, such proceeding will be prosecuted in the United States District Court for the District of Delaware). Each party irrevocably waives, to the fullest extent permitted by such applicable law any objection that it may now or hereafter have to the laying of venue of any such proceeding brought in such court and any claim that any such proceeding brought in such court has been brought in an in convenient forum.

For the purposes of this Agreement, the term "you" and "your" shall include all your subsidiaries or affiliates and the term the "Company" shall include its subsidiaries.

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This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware.

                                   Very truly yours,

                                   MARK CONTROLS CORPORATION


                                   By:  Tanner & Co., Inc.
                                        on behalf of Mark
                                        Controls Corporation

                                  /s/ Dan Motulsky
                             By:
                                  Dan T. Motulsky
                                  Principal


Confirmed and Agreed to:

CRANE CO.
    /s/ R. S. Evans
By:
       CEO
Title:
       2/11/94
Date:

















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